UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semi-Annual Period Ended June 30, 2024

Howloo, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12359

Delaware	81-2161226
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

4206 Okeechobee Rd Fort Pierce, FL. 34947	941-237-0287
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to Howloo, Inc.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2024 Interim Period”), and the six-month period ended June 30, 2024 (the “2023 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Howloo LLC, was formed as a Delaware limited liability on April 8, 2016, and converted into Howloo, Inc., a Delaware corporation, on January 1, 2023. Our headquarters are in Fort Pierce, Florida.

Results of Operation

Revenues

For the 2024 Interim Period we had revenues of $6,796,940, compared to $2,471,33 for the 2023 Interim Period.  The increase in revenues during the 2024 Interim Period is primarily as a result of the launch of our subscription service, wholesale portal and our relocation to a larger facility that has increased our manufacturing capacity.

Cost of Goods Sold

For the 2024 Interim Period our cost of goods sold was $2,363,629, compared to $916,681 for the 2023 Interim Period, which increase is primarily as a result of our increase in sales.

Net Operating Loss

For the 2024 Interim Period we had a net operating loss of $169,022, compared to net operating income of $66,137 for the 2023 Interim Period.

Operating Expenses

For the 2024 Interim Period, our total operating expenses were $4,602,333 , consisting of $2,984,200 for sales and marketing expenses, and $1,618,133 for general and administrative expenses. For the 2023 Interim Period, our total operating expenses were $1,488,513, consisting of $1,102,45 for sales and marketing expenses, and $386,062 for general and administrative expenses.

Net Operating (Loss)Income

For the 2024 Interim Period we had a net loss of $184,836, compared to net income of $69,317 for the 2023 Interim Period.

Liquidity and Capital Resources

As of December 31, 2023, we had cash in the amount of $2,149,126, as compared to $2,904,317 as of June 30, 2024.

As of September 30, 2024, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through June 2026.

We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from our pending Regulation A+ Offering. We may also engage in additional debt and/or equity financings as determined to be necessary.

Debt

In May 2020, we entered into an SBA Loan in the original principal amount of $131,900 that accrues interest at a rate of 3.75%, and matures in May 2050. We are required to make monthly payments of $644. As of December 31, 2023, $127,501 was outstanding under the SBA loan, compared to $122,512 as of June 30, 2024.

We are a party to a loan agreement with First Citizens Bank dated January 3, 2023, in the original principal amount of $93,700, which accrues interest at a rate of 6.819% per annum. We are required to make monthly payments of principal and interest based on an amortization schedule, and pursuant to which the loan shall be repaid in full in January 2029. As of December 31, 2023, $85,039 was outstanding under this loan. As of June 30, 2024, $78,287 was due under this loan.

Plan of Operations

We are investing in the continued growth of our brand and our manufacturing capacity and commenced manufacturing at our new facility in Fort Pierce, Florida in January 2024. We are seeking to continue to launch additional coffee flavors, flavored instant coffee, and expand into retail sales during 2024.

ITEM 2.  OTHER INFORMATION

Nothing to disclose.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

ITEM 4. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

4	Form of Subscription Agreement (5)

5	Stockholder Agreement (6)

8	Escrow Services Agreement (7)

(1)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex1.htm.

(2)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-1.htm.

(3)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-2.htm.

(4)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-3.htm.

(5)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex4.htm.

(6)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex5.htm.

(7)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, State of Florida, on September 30, 2024.

HOWLOO, INC.

By	/s/ John Santos
	Title:	Chief Executive Officer, Principal Executive Officer and Director

	Dated:	September 30, 2024

By	/s/ Rachael A. Santos
	Title:	Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 30, 2024

HOWLOO, INC.

Dba. BLACKOUT COFFEE CO.

Unaudited Financial Statements

Semi-annual for the six-month ending June 30, 2024

(Expressed in United States Dollars)

Index to Financial Statements

Page

FINANCIAL STATEMENTS:

Howloo, Inc. DBA Blackout Coffee Co.

Balance Sheets

As of	June 30, 2024	December 31, 2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$2,904,317	$2,149,126
Acccounts Receivable, net	-	-
Due From Related Party	-	-
Inventory	481,011	617,020
Prepaids And Other Current Assets	577,614	169,088
Total Current Assets	3,962,942	2,935,234

Property And Equipment, net	668,353	622,137
Intangible Assets, net	3,112	3,278
Right Of Use Assets	1,213,456	1,323,770
Total Assets	$5,847,863	$4,884,419

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$50,014	$113,796
Credit Card	202,995	142,494
Loan From Stockholder	-	-
Current Portion Of Long-Term Debt	31,332	25,466
Right Of Use Liability, current portion	178,330	102,121
Other Current Liabilities	56,870	54,362
Total Current Liabilities	519,541	438,239

Right Of Use Liability	1,064,288	1,250,811
Long-Term Debt Less Current Maturities	169,467	187,074
Total Liabilities	1,753,296	1,876,124

STOCKHOLDERS' EQUITY
Common Stock, $0.0001 par, 19,300,000 shares authorized, 17,133,429 and 16,861,854 shares issued and outstanding as of June 30, 2024 and December 31, 2023	1,713	1,686
Equity Issuance Costs	(478,072)	(377,176)
Additional Paid in Capital (APIC)	4,278,382	2,906,405
Retained Earnings	292,544	477,380
Total Stockholders' Equity	4,094,567	3,008,295
Total Liabilities And Stockholders' Equity	$5,847,863	$4,884,419

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Operations

For Six Months Periods Ended June 30,	2024	2023
(USD $ in Dollars)
Net Revenue	$6,796,940	$2,471,331
Cost Of Goods Sold	2,363,629	916,681
Gross Profit	4,433,311	1,554,650

Operating Expenses
General And Administrative	1,618,133	386,062
Sales And Marketing	2,984,200	1,102,451
Total Operating Expenses	4,602,333	1,488,513

Net Operating (Loss)/Income	(169,022)	66,137

Interest Expense	(36,469)	(5,988)
Other Income	20,655	9,168
(Loss)/Income Before Provision For Income Taxes	(184,836)	69,317
Benefit/(Provision) For Income Taxes	-	-
(Net Loss)/Net Income	$(184,836)	$69,317

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Changes in Stockholders’

	Common Stock		Equity	Additional	Retained	Total Stockholders’
(In $US, Except Per Share Data)	Shares	Amount	Issuance Costs	Paid-In Capital	Earnings	Equity
As at December 31, 2022	-	$-	$-	$-	$32,397	$32,397
Conversion from LLC to C-Corp	14,352,000	1,435	(32,397)		32,397	1,435
Net Income	-	-	-	-	69,317	69,317
Balance as at June 30, 2023	14,352,000	$1,435	$(32,397)	$-	$134,111	$103,149

As at January 1, 2024	16,861,854	$1,686	$(377,176)	$2,906,405	$477,380	$3,008,295
Issuance of Common Stock	271,575	27	(100,896)	1,371,977	-	1,271,108
Net Loss	-	-	-	-	(184,836)	(184,836)
Balance as at June 30, 2024	17,133,429	$1,713	$(478,072)	$4,278,382	$292,544	$4,094,567

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Cash Flows

For Six Months Periods Ended June 30,	2024	2023
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net (Loss)/Income	$(184,836)	$69,317
Adjustments to reconcile net income to net cash provided/(used) by operating activities:
Depreciation And Amortization	64,753	377
Amortization Of Rou Assets	110,314	-
Changes In Operating Assets And Liabilities:
Acccounts Receivable, net	-	(660)
Due From Related Party	-	10,006
Inventory	136,009	9,362
Prepaids And Other Current Assets	(408,526)	(101,516)
Accounts Payable	(63,784)	12,422
Credit Card	60,501	28,790
Other Current Liabilities	2,508	2,689
Net Cash (Used In)/Provided By Operating Activities	(283,061)	30,788

CASH FLOW FROM INVESTING ACTIVITIES
Purchases Of Property And Equipment	(110,802)	(246,346)
Net Cash Used In Investing Activities	(110,802)	(246,346)

CASH FLOW FROM FINANCING ACTIVITIES
Capital Contribution	1,271,108	1,538,976
Borrowing / (Repayment) On Promissory Notes And Loans	(11,741)	90,021
Right-Of-Use Lease, Operating Lease	(110,314)	-
Net Cash Provided By Financing Activities	1,149,053	1,628,997

Change In Cash and Cash Equivalents	755,191	1,413,439
Cash and Cash Equivalents—Beginning Of Year	2,149,126	282,031
Cash and Cash Equivalents—End Of Year	$2,904,317	$1,695,470

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During The Year For Interest	$5,479	$5,988

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

1.	nature of operations

Howloo, Inc. DBA Blackout Coffee Co. (which may be referred to as the “Company”, “we”, “us”, or “our”) was incorporated in Delaware on April 8, 2016, as Howloo, LLC. On January 1, 2023, the Company was converted into a Delaware Corporation and the name was changed to Howloo, Inc. The Company’s headquarters are in Labelle, Florida.

Howloo, Inc. DBA Blackout Coffee Co. prides itself on being an American, family-owned and operated coffee roasting company that delivers right to the doorstep, small batches of freshly roasted coffee. We do not just have a passion for making coffee with an exciting but unique taste; but are also proud of what we do and want you to have an amazing cup of coffee knowing that all of our coffee beans are responsibly sourced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of June 30, 2024, and December 31, 2023, the Company’s cash & cash equivalents exceeded FDIC-insured limits by $2,088,410 and $1,345,851 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventory

Inventories are valued at the lower of cost or net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2024, and 2023, the Company determined that allowance for expected credit loss was not material.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-10 years
Leasehold improvements	15 years
Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset’s estimated fair value. No such impairment was recorded for the periods ending June 30, 2024 and December 31, 2023.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company earns revenues from the sale of manufactured products (coffee, tea and cocoa) and sell them online and through B2B wholesale.

Cost of sales

Costs of goods sold include costs of raw materials as well as other directly attributable expenses.

Income Taxes

The Company was formed as an S corporation for tax income purposes. Starting from 1.1.2023 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the periods ended June 30, 2024, and June 30, 2023, amounted to $2,984,200 and $1,102,451 which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 26, 2024, which is the date the financial statements were available to be issued.

3.	INVENTORY

Inventory consists of the following items:

As of	June 30, 2024	December 31, 2023
Packaging	$62,141	$191,732
Merchandise	49,613	153,726
Raw Material	350,324	253,255
Finished Products	18,933	18,306
Total Inventory	$481,011	$617,020

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of	June 30, 2024	December 31, 2023
Prepaid Expense	$10,201	$3,500
Deposits	35,630	6,200
Gift Cards	20,950	-
Escrow Receivable	415,996	159,388
Other Receivables	94,837	-
Total Prepaids and Other Current Assets	$577,614	$169,088

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

Other current liabilities consist of the following items:

As of	June 30, 2024	December 31, 2023
Tax Payable	$3,702	$4,263
Accrued Interest	3,069	-
Income Tax Liability	50,099	50,099
Total Other Current Liabilities	$56,870	$54,362

5.	PROPERTY AND EQUIPMENT

As of June 30, 2024, and December 31, 2023, property and equipment consists of:

As of	June 30, 2024	December 31, 2023
Equipment	$961,648	$850,846
Vehicles	87,835	87,835
Leasehold Improvements	89,260	89,260
Property and Equipment, at cost	1,138,743	1,027,941
Accumulated Depreciation	(470,390)	(405,804)
Property and Equipment, net	$668,353	$622,137

Depreciation expenses for the periods ended June 30, 2024, and June 30, 2023, were in the amount of $64,587 and $48,652, respectively.

6.	INTANGIBLE ASSETS

As of June 30, 2024, and December 31, 2023, intangible assets consist of:

As of	June 30, 2024	December 31, 2023
Website	$5,000	$5,000
Intangible Assets, at cost	5,000	5,000
Accumulated Amortization	(1,888)	(1,722)
Intangible Assets, net	$3,112	$3,278

Amortization expenses for the periods ended June 30, 2024, and June 30, 2023, were in the amount of $166.

7.	CAPITALIZATION and equity transactions

Common Stock

The Company is authorized to issue 19,300,000 shares designated as a $0.0001 par value Common Stock. As of June 30, 2024, and December 31, 2023, 17,133,429 and 16,861,854 shares of Common Stock have been issued and were outstanding, respectively.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

8.	Leases

In May 2023, the Company entered into a lease agreement to rent its business premises. The lease has an original period expiring in May 2029. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of June 30, 2024, is 5 years.

The weighted average discount rate used for the six-month period ended June 30, 2024, was 10%.

The aggregate minimum annual lease payments under operating leases in effect on June 30, 2024, are as follows:

For Six Month Period Ended	June 30, 2024
2024	$296,646
2025	317,791
Thereafter	1,021,681
Undiscounted Lease Payments	1,636,118
Less: Present Value Discounts	(393,501)
Total	$1,242,617

9.	DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Borrowing Type	Maturity year	Interest Rate	June 30, 2024	December 31, 2023
SBA Loan	2050	3.75%	$122,512	$127,501
Bank Loan	2029	6.55%	78,287	85,039
Total Loan Payable	-	-	200,799	212,540
Less: Current Portion	-	-	(31,332)	(25,466)
Loan payable, Non-Current			$169,467	$187,074

As of June 30, 2024, the aggregate maturities of long-term borrowings are as follows:

Period Ending	June 30, 2024
2025	$31,332
2026	19,085
2027	20,091
2028	21,165
2029	22,310
Thereafter	86,816
Total Maturities Of Long-Term Borrowings	200,799
Less: Current Portion Of Long-Term Borrowings	(31,332)
Long-Term Borrowings	$169,467

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

10.	RELATED PARTY TRANSACTIONS

The Company leases an office building from the CEO’s holding company. The terms of the lease call for monthly payments and the Company recognized $10,500 and $21,227 in expenses for six-month period ended June 30, 2024 and June 30, 2023, respectively.

11.	Income Taxes

The provision for income taxes for the period ended June 30, 2024, and June 30, 2023, consists of the following:

For The Period Ended	June 30, 2024	June 30, 2023
Net Operating Loss	$(54,896)	$-
Valuation Allowance	54,896	-
Net Provision for Income Tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities on June 30, 2024, and December 31, 2023, are as follows:

As of	June 30, 2024	December 31, 2023
Net Operating Loss	$(54,896)	$-
Valuation Allowance	54,896	-
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of June 30, 2024, and June 30, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the period ending June 30, 2024, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $184,836 and the Company had state net operating loss (“NOL”) carryforwards of approximately $38,816. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2024, and June 30, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended June 30, 2024

12.	Commitments and Contingencies

Operating leases

On May 11, 2021, the Company entered into a lease agreement with Rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida. Rent expenses were in the amount of $10,500 and $21,227 for six-month period ended June 30, 2024 and June 30, 2023, respectively.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2024, through September 26, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.